DJSP ENTERPRISES, INC.
900 South Pine Island Road, Suite 400
Plantation, Florida 33324

June 24, 2010

Barbara C. Jacobs, Esq.
Unites States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	DJSP ENTERPRISES, INC. (the “Company”) Form F-1/A (the “Registration Statement”) Filed June 18, 2010 File Number 333-164907

Dear Ms. Jacobs:

The Company hereby respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement so that such Registration Statement will become effective as of 11:00 AM on  Friday, June 25, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DJSP ENTERPRISES, INC.

By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: Executive Vice President